Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated July 25, 2025, and each included in this Post-Effective Amendment No. 231 on the Registration Statement (Form N-1A, File No. 033-56094) of Voya Mutual Funds (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated December 23, 2024, with respect to Voya VACS Series EME Fund (the “Fund”) (one of the funds constituting Voya Mutual Funds) included in the Annual Reports to Shareholders (Form N-CSR) for the year ended October 31, 2024, into this Registration Statement filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Boston, Massachusetts

July 23, 2025